
October 27, 2021

Matthew Abernethy
Chief Financial Officer
NEUROCRINE BIOSCIENCES INC
12780 El Camino Real
San Diego, CA 92130

> **Re: NEUROCRINE BIOSCIENCES INC**
> **10-K filed February 5, 2021**
> **Form 8-K filed August 3, 2021**
> **Form 8-K filed February 4. 2021**

Dear Mr. Abernethy:

We have reviewed your October 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2021 letter.

Form 8-K filed August 3, 2021

Exhibit 99.1, page 1

1. We have reviewed your response to prior comment 2. We believe the adjustments to exclude milestone payments received from licenses and collaborations, milestones paid related to licenses and collaborations, non-cash collaboration revenue and acquired in-process research and development R&D expense are inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

Form 8-K filed February 4, 2021

Exhibit 99.1, page 1

2.   We note your response to prior comment 3. Notwithstanding the reasons for excluding any potential milestones or in-process research and development costs, we note that these amounts should not be excluded from GAAP measures. With reference to Item 10(e)(1)(B) of Regulation S-K, in lieu of presenting Combined GAAP R&D and SG&A expenses, you may need to indicate that a reconciliation to your most comparable GAAP measure is not available without unreasonable efforts. Please advise.

     You may contact Jeanne Baker at 202-551-3691or Terence O'Brien, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences